Federated Premier Municipal Income Fund Announces Results of Tender Offer for Auction Market Preferred Shares and Issuance of Variable Rate Municipal Term Preferred Shares

(PITTSBURGH, Pa., Oct. 18, 2019) — Federated Premier Municipal Income Fund (NYSE: FMN) announced the expiration and results for its voluntary tender offer for up to 100% of its outstanding auction market preferred shares (AMPS). The tender offer expired on Oct. 17, 2019, at 5 p.m. Eastern time.
FMN has accepted for payment 1,275 AMPS, which represents approximately 96% of its outstanding AMPS.
The terms of the AMPS that were not tendered will remain the same and auctions will continue for those AMPS. Shareholders who have questions about the tender offer should contact their financial advisor or call Deutsche Bank Trust Company Americas, the information agent for the fund’s tender offer, toll free at 877-843-9767.
The fund offered to purchase its outstanding AMPS at a price per share equal to 99% of the AMPS’ per share liquidation preference of $25,000 ($24,750 per share) plus any unpaid dividends accrued through the expiration date of the tender offer. The fund will purchase the AMPS that it has accepted for payment as promptly as practicable.
The fund also announced that it has redeemed its Variable Rate Municipal Term Preferred Shares, Series 2014 (Old VMTP Shares), and has issued 2,272 Variable Rate Municipal Term Preferred Shares, Series 2019 (New VMTP Shares), totaling $113.6 million in a private offering.
The fund will use the proceeds from the issuance of its New VMTP Shares to pay for the AMPS it accepted through its AMPS tender offer and for the redemption of the Old VMTP Shares.
The New VMTP Shares are a floating-rate form of preferred shares, with dividends that are set weekly to a fixed spread against the Securities Industry and Financial Markets Association Municipal Swap Index.  The New VMTP Shares have a mandatory term redemption date of Oct. 18, 2049, as well as potential early term redemption dates, including on each third anniversary of their issuance (which may result in a mandatory redemption of the New VMTP Shares, under certain circumstances).  The New VMTP Shares represent preferred shares and rank on parity with AMPS that remain outstanding after the fund’s tender offer.  The New VMTP Shares are senior in priority to the fund's outstanding common shares as to payments of dividends.  As a result of the AMPS tender offer and corresponding New VMTP Share issuance, the fund's leverage amount remains largely unchanged and the fund maintains its current leveraged strategy.
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MEDIA:	MEDIA:
Ed Costello 412-288-7538	Kaitlyn Craig 412-288-6544

Federated Premier Municipal Income Fund Announces Result of Tender Offer	Page 2 of 2
Federated Investors, Inc. (NYSE: FII) is a leading global investment manager with $502.2 billion in assets under management as of June 30, 2019.  Our investment solutions span 130 equity, fixed-income, alternative/private markets, multi-asset and liquidity management strategies and a range of separately managed account strategies. Providing comprehensive investment management to more than 10,000 institutions and intermediaries, our clients include corporations, government entities, insurance companies, foundations and endowments, banks and broker/dealers. Headquartered in Pittsburgh, Federated’s more than 1,900 employees include those in New York, Boston, London and several other offices worldwide. In 2018, Federated acquired a majority interest in Hermes Investment Management, which provides world-class active management and stewardship services.  For more information, visit FederatedInvestors.com.
Certain statements made in this press release are forward-looking statements. Actual future results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors. These include, but are not limited to: market developments; legal and regulatory developments; and other additional risks and uncertainties. As a result, neither the company, the fund nor any other person assumes responsibility for the accuracy and completeness of such statements in the future.